U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-21145				June 30, 2017
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify): ☐
3. Exact name of investment company as specified in registration statement:
SPDR Index Shares Funds
4. Address of principal executive office: (number, street, city, state, zip code)
One Iron Street, Boston, MA 02210

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

SPDR Index Shares Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the SPDR Index Shares Funds, as listed in Appendix A (the “Trust”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of June 30, 2017. Management is responsible for the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2017, and with respect to agreement of security purchases and sales, for the period from September 30, 2016 (the date of our last examination), through June 30, 2017:

•

Confirmation of all securities held by institutions in book entry form, at a fund level or omnibus level, where applicable, at the Depository Trust Company and various international depositories and the application of alternative procedures where confirmations were not received. These confirmations included, but were not limited to, securities held by the Trust;

•	Confirmation of all securities on loan with the securities lending agent;

•	Reconciliation of all such securities to the books and records of the Trust and State Street Bank and Trust Company, the Trust’s custodian;

•	Agreement of a sample of security purchases and security sales from the books and records of the Trust to subsequent security settlement through review of cash activity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that each of SPDR Index Shares Funds, as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2017 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of SPDR Index Shares Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Boston, Massachusetts

October 19, 2018

2

Appendix A

SPDR Dow Jones Global Real Estate ETF

SPDR Dow Jones International Real Estate ETF

SPDR Euro Stoxx 50 Currency Hedged ETF

SPDR MSCI ACWI ex-US ETF

SPDR MSCI ACWI IMI ETF

SPDR MSCI ACWI Low Carbon Target ETF

SPDR MSCI Australia StrategicFactors ETF

SPDR Solactive Canada ETF (formerly, SPDR MSCI Canada StrategicFactors ETF)

SPDR MSCI China A Shares IMI ETF

SPDR MSCI EAFE Fossil Fuel Reserves Free ETF

SPDR MSCI EAFE StrategicFactors ETF

SPDR MSCI Emerging Markets StrategicFactors ETF

SPDR MSCI Emerging Markets Fossil Fuel Reserves Free ETF

SPDR Solactive Germany ETF (formerly, SPDR MSCI Germany StrategicFactors ETF)

SPDR Solactive Japan ETF (formerly, SPDR MSCI Japan StrategicFactors ETF)

SPDR MSCI Spain StrategicFactors ETF

SPDR Solactive United Kingdom (formerly, SPDR MSCI United Kingdom StrategicFactors ETF)

SPDR MSCI World StrategicFactors ETF

SPDR S&P China ETF

SPDR S&P Emerging Asia Pacific ETF

SPDR S&P Emerging Europe ETF

SPDR S&P Emerging Markets Dividend ETF

SPDR Portfolio Emerging Markets ETF (formerly, SPDR S&P Emerging Markets ETF)

SPDR S&P Emerging Markets Small Cap ETF

SPDR S&P Emerging Middle East & Africa ETF

SPDR S&P Global Dividend ETF

SPDR S&P Global Infrastructure ETF

SPDR S&P Global Natural Resources ETF

SPDR S&P International Consumer Discretionary Sector ETF

SPDR S&P International Consumer Staples Sector ETF

SPDR S&P International Dividend ETF

3

SPDR S&P International Dividend Currency Hedged ETF

SPDR S&P International Energy Sector ETF

SPDR S&P International Financial Sector ETF

SPDR S&P International Health Care Sector ETF

SPDR S&P International Industrial Sector ETF

SPDR S&P International Materials Sector ETF

SPDR S&P International Small Cap ETF

SPDR S&P Emerging Latin America ETF

SPDR S&P International Technology Sector ETF

SPDR S&P International Telecommunications Sector ETF

SPDR S&P International Utilities Sector ETF

SPDR S&P North American Natural Resources ETF

SPDR S&P Russia ETF

SPDR Portfolio Developed World ex-US ETF (formerly SPDR Portfolio World ex- US ETF)

SPDR EURO STOXX 50 ETF

SPDR EURO STOXX Small Cap ETF

SPDR STOXX Europe 50 ETF

4

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the SPDR Index Shares Funds as listed in Appendix A (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2017, and from September 30, 2016 through June 30, 2017.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2017, and from September 30, 2016 through June 30, 2017, with respect to securities reflected in the investment account of the Trust.

SPDR Index Shares Funds

By:	/s/ Bruce Rosenberg
Bruce Rosenberg Treasurer

October 19, 2018
Date

Appendix A

SPDR Dow Jones Global Real Estate ETF

SPDR Dow Jones International Real Estate ETF

SPDR Euro Stoxx 50 Currency Hedged ETF

SPDR MSCI ACWI ex-US ETF

SPDR MSCI ACWI IMI ETF

SPDR MSCI ACWI Low Carbon Target ETF

SPDR MSCI Australia StrategicFactors ETF

SPDR Solactive Canada ETF (formerly, SPDR MSCI Canada StrategicFactors ETF

SPDR MSCI China A Shares IMI ETF

SPDR MSCI EAFE Fossil Fuel Reserves Free ETF

SPDR MSCI EAFE StrategicFactors ETF

SPDR MSCI Emerging Markets StrategicFactors ETF

SPDR MSCI Emerging Markets Fossil Fuel Reserves Free ETF

SPDR Solactive Germany ETF (formerly, SPDR MSCI Germany StrategicFactors ETF

SPDR Solactive Japan ETF (formerly, SPDR MSCI Japan StrategicFactors ETF

SPDR MSCI Spain StrategicFactors ETF

SPDR Solactive United Kingdom (formerly, SPDR MSCI United Kingdom StrategicFactors ETF

SPDR MSCI World StrategicFactors ETF

SPDR S&P China ETF

SPDR S&P Emerging Asia Pacific ETF

SPDR S&P Emerging Europe ETF

SPDR S&P Emerging Markets Dividend ETF

SPDR Portfolio Emerging Markets ETF (formerly SPDR S&P Emerging Markets ETF)

SPDR S&P Emerging Markets Small Cap ETF

SPDR S&P Emerging Middle East & Africa ETF

SPDR S&P Global Dividend ETF

SPDR S&P Global Infrastructure ETF

SPDR S&P Global Natural Resources ETF

SPDR S&P International Consumer Discretionary Sector ETF

SPDR S&P International Consumer Staples Sector ETF

SPDR S&P International Dividend ETF

SPDR S&P International Dividend Currency Hedged ETF

SPDR S&P International Energy Sector ETF

SPDR S&P International Financial Sector ETF

SPDR S&P International Health Care Sector ETF

SPDR S&P International Industrial Sector ETF

SPDR S&P International Materials Sector ETF

SPDR S&P International Small Cap ETF

SPDR S&P Emerging Latin America ETF

SPDR S&P International Technology Sector ETF

SPDR S&P International Telecommunications Sector ETF

SPDR S&P International Utilities Sector ETF

SPDR S&P North American Natural Resources ETF

SPDR S&P Russia ETF

SPDR Portfolio Developed World ex-US ETF (formerly SPDR Portfolio World ex- US ETF)

SPDR EURO STOXX 50 ETF

SPDR EURO STOXX Small Cap ETF

SPDR STOXX Europe 50 ETF